June 22, 2001



Mr. Russo Mancuso
United States Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Ingersoll-Rand Company
          Registration Statement on Form S-3,
          File No. 333-58490

Dear Mr. Mancuso:

     Pursuant to Rule 477 promulgated under the Securities
Act of 1933, as amended, Ingersoll-Rand Company (the
"Company") hereby requests that its Registration Statement on Form S-3, File No. 333-58490 and exhibits thereto be withdrawn. Since there has been a Failed Remarketing pursuant to the terms of the applicable transaction documents, the Company has decided not to continue a public offering at this time. No sales of securities have been made pursuant to the Registration Statement.


                         By: s/Patricia Nachtigal
                             Patricia Nachtigal
                             Senior Vice President and
                               General Counsel